PRICING SUPPLEMENT	Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-204234
Dated October 11, 2017

$250,000,000

CoreCivic, Inc.

4.75% Senior Notes due 2027

October 11, 2017

The information in this pricing supplement (this “Pricing Supplement”) supplements CoreCivic, Inc.’s preliminary prospectus supplement dated October 11, 2017 and the accompanying prospectus (the “Preliminary Prospectus Supplement”) and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. This Pricing Supplement is otherwise qualified in its entirety by reference to the Preliminary Prospectus Supplement and should be read together with the Preliminary Prospectus Supplement (including the documents incorporated by reference therein). Capitalized terms used in this Pricing Supplement but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	CoreCivic, Inc. (the “Issuer”)

Guarantors:	ACS Corrections of Texas, L.L.C.
Avalon Corpus Christi Transitional Center, LLC
Avalon Correctional Services, Inc.
Avalon Transitional Center Dallas, LLC
Avalon Tulsa, L.L.C.
Carver Transitional Center, L.L.C.
CCA Health Services, LLC
CCA International, LLC
CCA South Texas, LLC
CoreCivic, LLC
CoreCivic of Tennessee, LLC
CoreCivic TRS, LLC
Correctional Alternatives, LLC
Correctional Management, Inc.
EP Horizon Management, LLC
Fort Worth Transitional Center, L.L.C.
Prison Realty Management, LLC
Southern Corrections Systems of Wyoming, L.L.C.

Technical and Business Institute of America, LLC
TransCor America, LLC
Turley Residential Center, L.L.C.

Title of Securities:	4.75% Senior Notes due 2027 (the “Notes”)

Offering Format:	SEC registered

Aggregate Principal Amount:	$250,000,000

Maturity Date:	October 15, 2027

Issue Price:	100% plus accrued interest, if any, from October 13, 2017

Coupon:	4.75%

Yield to Maturity:	4.75%

Gross Proceeds:	$250,000,000

Interest Payment Dates:	April 15 and October 15 of each year, commencing

April 15, 2018

Record Dates:	April 1 and October 1 of each year

Optional Redemption:	At any time prior to July 15, 2027 (three months prior to the maturity date of the Notes), the Issuer may redeem allor part of the Notes at a “make-whole” redemption price equal to the Adjusted Treasury Rate +50 basis points, plus accrued and unpaid interest, if any, to the redemption date.

On or after July 15, 2027, the Notes are redeemable at the election of the Issuer, in whole or in part, at a redemptionprice equal to 100% of the aggregate principal amount of Notes to be redeemed, plus accrued and unpaid interest,if any, to the redemption date.

Change of Control:	Putable at 101% of aggregate principal amount, plus accrued and unpaid interest.

Trade Date:	October 11, 2017

Settlement Date:	October 13, 2017 (T+2)

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
J.P. Morgan Securities LLC
SunTrust Robinson Humphrey, Inc.
PNC Capital Markets LLC
Regions Securities LLC

Co-Managers:	Citizens Capital Markets, Inc.

FTN Financial Securities Corp.

Use of Proceeds:	Substantially all of the net proceeds from this offering are expected to be used to repay a portion of the borrowings outstanding under the revolving portion of the Issuer’s credit facility and to pay related fees and expenses, and to the extent not used for the foregoing purposes, for working capital and other general corporate purposes, which may include investments.

CUSIP/ISIN Numbers:	21871NAA9 and US21871NAA90

Denominations/Multiple:	$2,000 x $1,000

The Issuer has filed a registration statement (including a prospectus) and a Preliminary Prospectus Supplement, dated October 11, 2017, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer, the Guarantors, and this offering. You may get these documents, free of charge, by visiting the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by calling BofA Merrill Lynch toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@baml.com.

This communication is not an offer to sell the Notes and it is not a solicitation of an offer to buy the Notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.